Filed by Cambium-Voyager Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Act of 1934, as amended
Subject Company: Voyager Learning Company
Commission File No.: 333-161075
     David F. Cappellucci, Chief Executive Officer of Cambium Learning, Inc. (“Cambium”), was interviewed in the October 2009 issue of The Complete K-12 Newsletter (the “K-12 Newsletter”), a monthly newsletter serving the business of print and electronic publishing for the K-12 school market. A copy of Mr. Cappellucci’s interview with the K-12 Newsletter is set forth below.
     The contents of the K-12 Newsletter, including the interview excerpted below, is the property of the K-12 Newsletter and remains protected under federal copyright law. The K-12 Newsletter is published by Education Market Research.
Additional Information and Where to Find It
     On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager Learning Company (“Voyager”) and Cambium. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters. Voyager will mail the final proxy statement/prospectus to each of its stockholders. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
     Cambium-Voyager Holdings, Inc., Voyager, Cambium and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.

K-12 INTERVIEW
This month K-12 Newsletter talks with David Cappellucci, CEO of Cambium Learning.
K-12: What attracted you to the K-12 business? How did you get into it?
Cappellucci: I fell into it. It started in fall 1982 with Houghton Mifflin in the corporate accounting and finance group. Less than two years later I was thrown into my first operating role with the educational software division. I immediately liked the people the K-12 industry attracted, and the business was mission-oriented and important to the country.
From there, I had served in a variety of roles at Houghton and took a bigger role in the K- 12 division. That was a 10-year stint from 1982 to 1992, when I went to Simon & Schuster’s elementary education group. I returned to Houghton Mifflin in 1997. In 2000, we formed Classwell Learning Group, which was a spin-out. It was re-acquired after Houghton was sold to Vivendi and brought back as a wholly-owned subsidiary in 2001, which was not the original open-content model I had envisioned. I left Houghton in December 2002.
At that time, NCLB had just been enacted and there was a heightened awareness of accountability. I had been intrigued with academically challenged students in terms of achievement and with special student populations, including students with disabilities and English learners. We founded Cambium with that group in mind. No one had really thought of this group as a whole, which we estimate at 23 million students.
K-12: So you made a number of acquisitions rapidly?
Cappellucci: Yes. My first partner was Nader Darehshori, who had been head of Houghton Mifflin. In the first half of 2003, we made our pitch and worked the money circuit to see what was out there in terms of private equity to back such a venture. Around June 2003, George Logue, who had been president of Houghton’s school division, joined us. A month later, we partnered with Whitney & Co. for financial backing and set about building the company.
K-12: How is Cambium organized in terms of these acquisitions? Are they independent units?
Cappellucci: We set out to be exclusively focused on these 23 million students but to have a diversified business model with multiple revenue streams from content, services and technology. We did not define ourselves as a publisher or a software, hardware or services company, although we provide print, software, hardware and services. We really aim to focus on a need with offerings that have proven effectiveness. And usually it is a combination of content, services and technology that really works. So we kept the “front offices”—product development, sales and marketing—largely independent. We quickly integrated the back-end functions, such as accounting, distribution and shared services.

K-12: The Voyager acquisition is larger in scale than the others you’ve done. Does it double the size of the operation?
Cappellucci: Yes. We had $99 million in revenues for us last year. Voyager reported $98.5 million. So it’s almost exactly double. Voyager was one of the key brands and targets on our initial acquisition roadmap. It was an absolute natural fit for us in fall 2004 when they decided to sell it. We were not the winning bid, obviously. But nothing has changed since that time. In fact, Voyager’s position and the whole strategic rationale has become even more compelling. So when it came up again, we were quick to pursue the merger. Given the need for a company of scale to provide specialization and focus on this market, Cambium believes there’s room for a large company such as the one we’ve built.
K-12: What is your understanding of “research based” programs? That label has gained a lot of attention. What does it mean to you?
Cappellucci: When NCLB was signed in January 2002, it was confounding to go to some of the big industry conferences and hear that everything was “research based.” Everybody started attaching that loosely. For us, it has two prongs. One is that we have real authors and scholars. They are some of the best names in their field and are dedicated to this student population. Each brings a solid research base to the product development process. That base is built on research and has been proven to work. The second prong is that we’re always tracking our own evidence of effectiveness to see how the programs are working with these populations of students. There are varying levels of measuring efficacy. We do our best with every program to continually gather and evaluate evidence of effectiveness and the conditions around that effectiveness: implementation fidelity, school leadership, teacher preparedness, etc.
It’s pretty clear that a well-qualified teacher has been proven to create the largest effect size in terms of student achievement. With a research-based tool, that effect size is accentuated. We understand that great educators will get results, sometimes even with no programs. But given the right research-based tool, they will get still greater results.
K-12: Is it an obstacle that educators are often not able to distinguish research-based programs from those which just say they are?
Cappellucci: Yes, it’s still a bit of a roadblock. Educators often trust the vendor too much. The market is still in transition, but we’re seeing a slowly rising level of awareness in terms of districts understanding what the research is. All research has shortcomings and all evidence of effectiveness has shortcomings. It’s hard to know how to pick the best of what’s out there and to understand the conditions around which those programs were implemented. But I believe in outcomes and that accountability is not going to go out of style. For example, we can’t have two more different presidential administrations than Bush and Obama, but accountability and national standards are still priorities. There’s now quite a bit more focus on rigorous learning standards and the assessments used to measure that learning.

K-12: Is it hard to get the word out about your programs being legitimately research-based when so many make that claim?
Cappellucci: There is a lot of noise, but our authors are a significant asset. Those who “get it,” if you will, recognize the names of our authors. In special education and in other sub-groups of these 23 million, you often have a heightened awareness of the research and of what’s out there and what works. This is more so than in general education. So reputable authors are a force as are our brands-how they have been built and how they have stood over time and solved hard-to-solve problems.
K-12: Do the individual Cambium brands carry the clout or is it the Cambium name?
Cappellucci: We’ve had more of an associative brand strategy. Each of our brands is strong and powerful, especially now with Voyager, and they are known in the market and in the segments we focus on. The Cambium name right now is not on individual products or services. But we built the Cambium brand in such a way that when people think of Cambium—it is as the place to go for hard-to-solve problems with these 23 million students. Cambium has assembled the best of brands that educators are used to dealing with for those purposes. So the individual brands are part of a larger and more powerful family or enterprise that, top to bottom, is focused solely on these kids.
K-12: What kind of year was 2008 for you and how’s 2009 shaping up so far?
Cappellucci: 2008 was good but not great. In light of the economic challenges that quickly started to manifest themselves in the market, we certainly weren’t satisfied with our results. But against the backdrop of what was developing, we seemed to hold our own a bit.
K-12: Did you see a better first half and a weaker second half?
Cappellucci: The first half for us is usually pretty small. We did better in the first half last year owing to strong sales in the Florida intervention adoption and in California. Both states were pushing an intervention category, with a call for materials focused on the students we target. We got some nice business in the first half, but it was a luck-of-the-draw-year.
K-12: In 2009, have you seen any of the effect of stimulus funding?
Cappellucci: We haven’t yet, but we expect to see some. Most Title I and IDEA money was not finding its way into districts, as of September 1. But when the money does start to flow the prospects look quite promising. We’re a large company exclusively focused on exactly the kind of kids this money targets. But districts still have discretion as to how they spend it, so there is no guarantee.
K-12: What notable successes would you point to as far as company milestones?

Cappellucci: There’s been a maturation in the customer’s mind concerning the “intervention” segment. It is no longer simply viewed as a product line within a larger company. It’s starting to get more mindshare on the part of the customer with specific expectations around this population of students. There’s a recognition of the need to rethink how we treat these kids, and the niche is taking on more of an identity and coming into clearer focus. So there’s been growth and the carving out of a decent foothold in this segment as it’s become more crisply defined in the customer’s mind.
K-12: What do you expect to see in terms of economic or market recovery?
Cappellucci: At the macro level, 2009 represented a serious deterioration over 2008. Our expectation for the economy as a whole for 2010 is not nearly that same level of deterioration, but we still see a tough environment. Because a lot of our funding comes from federal sources, that becomes a potential attraction. But we still have the question of what districts, whose situations are so desperate, will do with the money. If we can show that the stimulus money will go toward real improvement in this population of challenged learners, I would feel more confident about some continuation of this funding.
K-12: With regard to technology, have we reached the tipping point where it’s having an integral role in classroom instruction?
Cappellucci: Some great things are being done with technology and some things can only be done with technology. Technology has been here to stay for a long time. What will cause it to really become mainstream is when it proves itself to be cost-effective, easy to use and an effective solution—that is, it must deliver results. Print, technology and services are all important in the sense of forming a combination that can achieve those outcomes. We chase outcomes, whatever the input, whatever the format. We really are platform agnostic.
K-12: Where do you see Cambium five years from now?
Cappellucci: We believe the segment we serve will always exist and will come into clearer focus in the customer’s perceptions. We have an opportunity to build a company of significant scale specifically targeting these students. Cambium is one of the leaders now. We want to be the premier provider of effective solutions for this group of students.
For information on Cambium, contact Laurie Burke at 508-647-1340;
lburke@cambiumlearning.com.